Exhibit II

to

Schedule 13G

Joint Filing Agreement

The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G dated February 12, 2021 in connection with their beneficial ownership of Bloom Energy Corporation. Each of Columbia Seligman Communications and Information Fund and Columbia Management Investment Advisers, LLC authorizes Ameriprise Financial, Inc. to execute the Schedule 13G to which this Exhibit is attached and make any necessary amendments thereto.

Ameriprise Financial, Inc.

By:	/s/ Paul Goucher
Name:	Paul Goucher
Title:	Senior Vice President and Assistant General Counsel

Columbia Management Investment Advisers, LLC

By:	/s/ Paul Goucher
Name:	Paul Goucher
Title:	Senior Vice President and Assistant Secretary

Columbia Seligman Communications and Information Fund

By:	/s/ Paul Goucher
Name:	Paul Goucher
Title:	Senior Vice President and Assistant Secretary